BTHC VI, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
AUGUST 22, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Gregory S. Belliston, Division of Corporation Finance

Re:	BTHC VI, Inc.
Registration Statement on Form S-1
Filed July 10, 2007
File Number 333-144433

Dear Mr. Belliston:
          BTHC VI, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 7, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, filed July 10, 2007. Today, in response to your letter, the Company is filing with the Commission amendment no. 1 to the registration statement filed with the Commission on July 10, 2007.
          Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.
FORM S-1
Prospectus Summary
Our Business, page 1
1.	Please state the following in this section:
•	you do not have any approved products,

•	your accumulated deficit, and

•	your history of losses and expectation of continuing losses for the next several years.
Response:
          The Company has revised the registration statement to include the requested disclosure.

Securities and Exchange Commission
August 22, 2007

2.	Rather than stating in the first paragraph that you have “a pipeline” of products that you intend to advance into clinical trials during 2007 and 2008, state the precise number of products that you expect to advance into clinical trials during this time period, and identify the products by name. Similarly revise the corresponding disclosure on page 42.

Response:
          The Company has revised the registration statement to provide a range of number of products that it anticipates that it will advance into clinical trials during 2007 and 2008 and to identify such products.
3.	We note in the first paragraph that “ATHX-105 has been shown in preclinical testing in animal models to reduce food intake and body weight by suppressing appetite without appearing to cause the adverse side effects that have been observed with other weight loss drugs.” Please state that the results might be different in human trials.

Response:
          The Company has revised the registration statement to include the requested disclosure.
4.	We note in the second paragraph that you intend to begin the phase I clinical trial on ATHX 105 “as soon as possible.” Please provide a more objective and specific estimate as to when you expect to begin this trial, and identify the obstacles that are preventing you from beginning it.

Response:
          The Company initiated the phase I clinical trial for ATHX-105 in July 2007 and has revised the registration statement to provide such disclosure.
5.	You state in the third paragraph that the company’s orally active pharmaceutical products are “novel.” Please either explain how these products are novel, or delete the word “novel” regarding these products throughout the prospectus.

Response:
          The Company has revised the registration statement to delete the word “novel” regarding its products.
6.	Please provide a more specific description of the MultiStem product. For example, is it a drug, device, biologic, or a combination of all or some of these? Is it one product for multiple indications or does it lead to multiple products for separate indications? Is separate clinical testing required for each product or

Securities and Exchange Commission
August 22, 2007

indication? Also, please disclose on page 1 the stage of development of MultiStem.

Response:
          The Company has revised the registration statement to include the requested disclosure.
7.	In the last paragraph on page 1 and on page 49, you state that have “developed” RAGE. This wording may create the impression RAGE is a commercial product. Please revise the disclosure to remove this language and also to clarify the stage of development of RAGE.

Response:
          RAGE was developed entirely at Athersys and is both extensively scientifically validated and well patented. While it is not a “product” per se, it is a “commercial technology” in the sense that Athersys has been successfully applying it in the context of its partnerships with major pharmaceutical companies. Although the Company continues to disclose in the registration statement that it has “developed” RAGE, it has revised the disclosure in the registration statement to clarify that RAGE is not a commercial product, but rather a commercial technology.
8.	You also state that RAGE gives you the ability to “produce humans cell lines that express specific, biologically well validated drug targets” and that you “have produced cell lines that express drug targets in a range of disease areas.” Please describe the product in plain English so that a reader can understand the implications. Is RAGE a tool for drug development? Do you intend to use it to develop your own drug candidates, or do you provide this technology to other companies that are developing their own drugs?

Response:
          The Company has revised the registration statement to include the requested disclosure.
9.	On page 1, you identify your collaborative partner for MultiStem but not for ATHX-105, the “novel orally active pharmaceutical products for the treatment of central nerve system disorders,” or RAGE. Please identify your partners or explain how you are developing these products independently and where you acquired any of the necessary technology.

Response:
          The Company is currently independently developing ATHX-105 and the pharmaceutical products for the treatment of central nervous system disorders and independently developed RAGE. The Company has revised the registration statement to

Securities and Exchange Commission
August 22, 2007

clarify that it either is developed or has developed these products and technologies independently.
10.	In the Business section, please describe in detail any collaboration agreements related to the acquisition of MultiStem, ATHX-105, the “novel orally active pharmaceutical products for the treatment of central nerve system disorders,” and RAGE, and file these agreements as exhibits.

Response:
          As noted above, the Company is independently developing ATHX-105 and the pharmaceutical products for the treatment of central nervous system disorders and independently developed RAGE. The Company acquired a portion of the MultiStem technology and licenses a portion of such technology from the University of Minnesota and has included the license agreement as an exhibit to the registration statement.
Recent Developments, page 2
11.	In the last paragraph of this discussion, you identify the “lead investors” as the Radius entities, noting that they invested $10 million. We note from the Securities Purchase Agreement, filed as exhibit 10.33 to a Form 8-K filed on June 14, 2007, that Caduceus Private Investment III, L.P. invested $14,858,490 and RA Capital Biotech Fund, L.P. invested $5,894,400. Please disclose this information in the “Recent Developments” section. Also, identify the natural persons who beneficially own the shares held by the Radius entities, Caduceus, and RA Capital.

Response:
          The Radius entities are identified as the lead investors in the offering not because of the amount of funds that they invested, but because they had, among other things, signed a non-binding letter of intent to invest and acted as the “lead” investor by conducting due diligence and negotiating the definitive agreements. However, the Company has revised the registration statement to identify the other investors that invested substantial amounts in the offering. The natural persons who beneficially own such shares are identified in the “Security Ownership of Certain Beneficial Owners and Management” section of the registration statement.
Risk Factors, page 6
12.	Many of the risk factors are related and overlap. Please either consolidate them or revise them so that each risk factor discusses a separate risk. The following groups of risk factors are related or overlapping:
•	“We may not successfully maintain...” on page 8 and “If our collaborators do not devote sufficient time...” on page 9;

Securities and Exchange Commission
August 22, 2007

•	“Our products are in an early stage...”on page 8, “Even if we or our collaborators receive...” on page 10, “We may experience delays in clinical trials...” on page 10, and “If our pharmaceutical product candidates...” on page 11;

•	“We may not have adequate protection...” on page 14, “Our ability to compete in the biopharmaceutical market...” on page 14, “Many of the patent applications we and our licensors have filed...” on page 15, and “If patent applications for our owned...” on page 16; and

•	“We expect that our results of operations will fluctuate...” on page 18 and “The price of our common stock is expected to be volatile...” on page 21.
          The Company has revised the “Risk Factors” section of the registration statement to include the requested disclosure.
We will need substantial additional funding to develop our products..., page 6
13.	We note that you believe your “planned capital needs will be met for approximately three years.” Do you mean that your cash on hand after the completed private placements will be sufficient for three years? Please clarify and also disclose your current monthly cash burn rate and your expectation as to whether this level of spending will stay the same or increase in the future in the risk factor and in the “Liquidity and Capital Resources” section in Management’s Discussion and Analysis.

Response:
          The Company has revised the registration statement to include the requested disclosure.
The results seen in animal testing of our product candidates..., page 7
14.	Please define pharmacokinetics and pharmacodynamics.

Response:
          The Company has revised the registration statement to include the requested disclosure.
We may not successfully maintain our existing collaborative..., page 8
15.	Please do the following with respect to each of your material collaborative and licensing agreements:
•	Identify them;

•	State their termination dates;

•	State which, if any, are terminable at will by either party;

Securities and Exchange Commission
August 22, 2007

•	Discuss the obligations, if any, that the company might have difficulty in meeting that could cause the company to be in breach of its collaboration agreements and place it at risk for termination; and

•	Ensure you have filed all material collaborative and licensing agreements.
Response:
          The Company has revised the registration statement to include the requested disclosure.
Many of the patent applications we and our licensors have filed..., page 15
16.	Please identify any ungranted patent applications that relate to technology that is material to your business, such as technology related to ATHX-105 or MultiStem.

Response:
          The Company has revised the registration statement to include the requested disclosure.
Many potential competitors, including those who have greater resources..., page 17
17.	Please identify your most significant competitors.

Response:
          The Company has revised the registration statement to include the requested disclosure.
We may be sued for product liability, which could adversely affect our business, page 20
18.	Please disclose the amount of your product liability insurance coverage and liability insurance for conducting clinical trials.

Response:
          The Company has revised the registration statement to include the requested disclosure.
If we do not meet the listing standards established by the NASDAQ..., page 24
19.	Please identify the listing standards that the company does not yet meet.

Response:
          The Company has revised the registration statement to include the requested disclosure.

Securities and Exchange Commission
August 22, 2007

Forward-Looking Statements, page 25
20.	Please remove the reference to the Private Securities Litigation Reform Act of 1995. This reference could be read to imply that the forward-looking statements are within the safe harbor of the PSLRA, which they are not since this is your initial public offering. See Section 27A(b)(2)(D) of the Securities Act.

Response:
          The Company has revised the registration statement to delete the reference to the Private Securities Litigation Reform Act of 1995.
21.	Please delete the last sentence of this section, which states that investors “should not place undue reliance on forward-looking statements contained in this prospectus.” Although we do not object to the other cautionary language in this section, this sentence could be read as a disclaimer of the information in your filing.

Response:
          The Company has revised the registration statement to delete the last sentence of this section of the registration statement.
Dividend Policy, page 26
22.	Please insert a new risk factor into the Risk Factors section that discusses the fact that you do not intend to pay dividends. The risk factor should state that any investment gains will need to come through appreciation in the stock price.

Response:
          The Company has revised the registration statement to include the requested disclosure.
Unaudited Pro Forma Statements of Operations, page 29
23.	Please tell us how the acceleration of interest and milestone payment meet the nonrecurring criterion of a pro forma adjustment.

Response:
          The warrants issued in June to the Company’s lenders were issuable upon the next financing event and were therefore tied directly to the June offering. Similarly, the milestone payment related to the MAPC technology was earned as a result of the offering. Since these items were tied directly to the offering, they are disclosed as nonrecurring charges and are not included in the pro forma results of operations for the year ended December 31, 2006. These items were incurred in June 2007 and are included in the statement of operations for the six months ended June 30, 2007.

Securities and Exchange Commission
August 22, 2007

24.	Disclose here, or in another appropriate place, if the tax loss carryforwards of Athersys continue to be available after the merger.

Response:
          The disclosure related to the tax loss carryforwards in the “Critical Accounting Policies” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” provides that the Company’s use of the carryforwards will be significantly limited under Section 382 of the Internal Revenue Code because of the change of control that occurred as a result of the change in ownership in connection with the merger and the offering.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32
25.	Please identify the pharmaceutical company to which Athersys sold assets related to its asthma discovery program. Also, since the final $500,000 was to be received upon delivery of the remaining assets within three months of closing, and since closing was in May, please update this disclosure as appropriate since it has now been almost three months since closing.

Response:
          The Company has revised the registration statement to include the requested disclosure.
Research and Development Expenses, page 34
26.	If true, please disclose that you do not keep track of your research and development expenses on a major project basis. Otherwise, disaggregate the costs incurred during each period presented and to date by project.

Response:
          The Company does not keep track of its research and development expenses on a major project basis and has revised the registration statement to reflect such practice.
Liquidity and Capital Resources, page 37
Contractual Obligations, page 38
27.	Please revise your contractual obligations table to include the estimated interest payments and the aggregate milestone payments that you may be liable in the future under the existing agreements. These payments appear to represent material future obligations. The amounts that should be disclosed here are not only the balances accrued as of the end of the period presented but your total

Securities and Exchange Commission
August 22, 2007

obligations through the life of the underlying obligations. In addition, provide a footnote to the table that describes the general description of events that will trigger these payments. Refer to Financial Reporting Release 72.

Response:
          The Company has revised the registration statement to include the estimated interest payments in the contractual obligations table, and has added disclosure following the table related to the $500,000 final milestone obligation related to its acquisition of the MultiStem technology and the $2.25 million milestone obligation to its lenders. However, since these milestone payments are purely contingent based on future events, and since the Company cannot estimate when and if such milestone events will occur, the Company has not included them in the contractual obligations table.
MultiStem for Heart Disease, Stroke & Bone Marrow Transplant..., page 47
28.	We note from page 49 that before filing an IND for oncology support and beginning your planned phase I/II trial, you are “completing the preclinical requirements that [you] believe will enable [you] to file an IND for this indication.” Please explain what these requirements are.

Response:
          The Company has revised the registration statement to include the requested disclosure.
Collaborations and Partnerships, page 53
29.	Please state the specific percentage of development costs to be borne by both the company and Angiotech at each stage of development and how commercial revenues will be shared.

Response:
          The Company has sought confidential treatment for the specific percentage of development costs to be borne by it and Angiotech and the revenue-sharing percentages for the reasons set forth in its confidential treatment request dated June 14, 2007 (the “Confidential Treatment Request”) and, accordingly, has not included such information in the registration statement.
30.	Please disclose the aggregate amount of potential milestone payments you could receive from Angiotech, as well as the potential additional equity investments from Angiotech.

Response:

Securities and Exchange Commission
August 22, 2007

          The Company has sought confidential treatment for the specific percentage of development costs to be borne by it and Angiotech and the revenue-sharing percentages for the reasons set forth in the Confidential Treatment Request and, accordingly, has not included such information in the registration statement.
31.	Please state when the Angiotech and Bristol-Myers Squibb agreements expire, and describe these agreements’ termination provisions.

Response:
          The Company has revised the registration statement to include the requested disclosure.
32.	Please explain how Athersys acquired or developed the RAGE technology, describe any agreements related to the acquisition of this technology, and file all material agreements as exhibits.

Response:
          The Company has revised the registration statement to clarify that Athersys scientists independently developed the RAGE technology. Because the RAGE technology was independently developed, there are no material agreements relating to the acquisition of such technology.
33.	Please disclose the total license fees and milestone payments received to date from Bristol-Myers Squibb, and disclose the aggregate milestone payments you may receive in the future pursuant to this agreement.

Response:
          The Company has revised the registration statement to disclose the total license fees and milestone payments received to date from Bristol-Myers Squibb.
          The Company has sought confidential treatment for the aggregate milestone payments that it may receive in the future from Bristol-Myers Squibb for the reasons set forth in the Confidential Treatment Request and, accordingly, has not included such information in the registration statement.
Management, page 55
34.	Please state Dr. Floyd D. Loop’s business experience from 2004 through June 2007.

Response:
          The Company has revised the registration statement to include the requested disclosure.

Securities and Exchange Commission
August 22, 2007

Compensation Discussion & Analysis
Discretionary and Performance-Based Bonuses, page 60
35.	Please provide an analysis that explains how you arrived at the amounts and why you paid each of the bonuses set forth in the Summary Compensation Table for 2006. It is unclear how the Compensation Committee believes that these amounts are appropriate or what items it considered in making specific compensation decisions.

Response:
          The bonuses paid for 2006 were based on the achievement of milestones pursuant to incentive plan awards that the Company made to certain employees in 2005. The Company has revised the registration statement to indicate that these bonuses were paid pursuant to such incentive plan.
Employment Agreements and Arrangements, page 61
36.	We note the various employment arrangements you have with the named executive officers. In the CD&A, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide an analysis explaining why you structured the terms and payment levels of these arrangements as you have.

Response:
          The Company has revised the registration statement to include the requested disclosure.
Certain Relationships and Related Person Transactions, page 70
37.	We note that a subsidiary of Athersys forgave a loan owed by Dr. Gil Van Bokkelen, and Athersys paid him $24,000 as a partial gross-up for tax obligations. Please file as exhibits the initial loan agreement and the documentation supporting the loan’s forgiveness.

Response:
          The Company has filed the promissory note evidencing the loan owed by Dr. Van Bokkelen as an exhibit to the registration statement. The promissory note was simply canceled after the compensation committee of Athersys’ board of directors approved the forgiveness of the loan.
38.	We note from footnote C to the financial statements on page F-11 that the company has a note from the former owner of MCL LLC with an unpaid principal balance of $511,000. Since that footnote describes related party transactions, it

Securities and Exchange Commission
August 22, 2007

appears the note should be discussed in this section as well. Please describe the company’s relationship with the note holder, describe the transaction through which the note was placed, and file any underlying agreements as exhibits to the registration statement.

Response:
          Because the former owner of MCL LLC has never owned 5% or more of a class of the Company’s equity securities and has never been an officer or director of the Company, the Company does not believe that it should describe the note from this individual in the “Certain Relationships and Related Party Transaction” section of the registration statement and therefore has not included such disclosure or filed any agreement as an exhibit to the registration statement.
Security Ownership of Certain Beneficial Owners and Management, page 73
39.	Please identify the natural persons who beneficially own the shares held by OrbiMed Advisors, RA Capital, and Hambrecht & Quist.

Response:
          The Company has revised the registration statement to include the requested disclosure.
Selling Stockholders, page 81
40.	Please identify the natural persons who beneficially own the shares held by all institutional selling shareholders.

Response:
          The Company has revised the registration statement to include the requested disclosure for most of the institutional selling stockholders. The Company will provide the requested disclosure for the remaining institutional selling stockholders as soon as provided, but in any event no later than requesting effectiveness.
41.	We note that the sellers described in footnotes 11, 13, 14, 45, 67, 95, 110, and 191 are affiliates of broker-dealers. Please revise those footnotes to state that:
•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the

Securities and Exchange Commission
August 22, 2007

selling security holder is an underwriter. Please revise the prospectus as appropriate.

Response:
          The Company has revised the registration statement to include the requested disclosure.
42.	It appears that the Selling Stockholders table lists 18,819,772 shares as being offered. You are registering the resale of only 18,508,251 shares. Please reconcile.

Response:
          The Company has revised the registration statement to clarify that only 18,508,251 shares are being registered.
Consolidated Financial Statements, page F-1
A. Background and Accounting Policies, page F-7
Revenue Recognition, page F-7
43.	Revise your discussion here to provide a more detailed description of recognizing license revenues. If you recognize revenues prior to the beginning of the licensed term, please tell us how your policy complies with SAB 104.

Response:
          The Company has revised its disclosure in the “Critical Accounting Policies” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note A to the audited financial statements to provide a more detailed description of recognizing license revenues. The Company does not recognize revenues prior to the beginning of the licensed term.
C. Notes Receivable from Related Parties, page F-11
44.	Disclose the number of shares that the former owner of MCL owns as of the most recent balance sheet date that may be sold to settle this note.

Response:
          The Company has revised the registration statement to include the requested disclosure.
     E. Convertible Notes, page F-13

Securities and Exchange Commission
August 22, 2007

45.	Please provide disclosures for the collaboration agreement entered in 2006 as required by SFAS 68 or explain why you believe such disclosures are not necessary.

Response:
          The Company has revised the registration statement to include the requested disclosure.
46.	Please clarify whether the notes were convertible prior to the “next bona fide equity financing.” If so, disclose the original conversion price and, if applicable, the adjusted conversion price as of the most recent balance sheet date. In addition, please tell us how you accounted for the conversion feature of these notes and cite the applicable accounting literature. If you did not consider EITF 98-5 and EITF 00-27 to account for the conversion feature, explain why they are not applicable.

Response:
          The notes were only convertible upon the occurrence of the next bona fide equity financing, and the Company has revised the registration statement to clarify.
          The Company considered EITF 98-5 and EITF 00-27 and evaluated whether the embedded conversion feature of the note issued to its collaborative partner was beneficial to the holder. Since the note would convert at a 10% premium to the fair market value per share in the next bona fide equity financing, the Company concluded that there is no intrinsic value of the conversion feature to the holder. The Company considered EITF 98-5 and EITF 00-27 and evaluated whether the embedded conversion feature of the notes issued to the bridge investors was beneficial to the holders. Since the notes would convert at the price per share in the next bona fide equity financing, the Company concluded initially that there is no intrinsic value of the conversion feature to the holder. However, the allocation of proceeds to the warrants resulted in a beneficial conversion feature in the amount of $250,000, as the intrinsic value is computed based on proceeds allocated to the convertible instrument. This amount was not deemed material and thus was not recorded in the financial statements. The beneficial conversion feature was eliminated upon conversion of the notes. The amortization of the discount to interest expense that would have been recorded from October 2006 to December 2006 ($17,000) and January 2007 to June 2007 ($41,000) was not deemed material.
47.	Please tell us why it is appropriate to allocate value to the warrants that were issued in conjunction with the $2.5 million bridge financing based on the relative fair value of the notes and the warrants, rather than at the warrant’s fair value. Cite the relevant accounting literature, which you relied upon.

Response:

Securities and Exchange Commission
August 22, 2007

          The Company considered APB No. 14, according to which the portion of the proceeds of debt securities issued with warrants should be allocated based on the relative fair values of the two securities at the time of issuance. The Company believes that the relative fair value attributed to the warrants is the same as the warrants fair value at the time of issuance.
48.	Please disclose the number of shares that the warrants were exercisable into as of the latest balance sheet date. In addition, explain in further detail the formula to which the number of exercisable shares is based.

Response:
          The number of shares that the warrants were exercisable into as of December 31, 2006 was not determinable since it was dependent on a restructuring and a bona fide financing. The number of shares that the warrants were exercisable into as of June 30, 2007 was disclosed in the financial statements for the six months ended June 30, 2007, since it was determined on June 8, 2007 upon the closing of the offering.
          The Company has revised the registration statement to include the requested disclosure regarding further detail on the formula to which the number of exercisable shares is based.
I. Convertible Preferred Stock, page F-15
49.	Please explain how the initial recognition of dividends in the amount of $6 million has met the definition of an error as specified in SFAS 154. Otherwise, please tell us why it is appropriate to reverse the dividend accrued by restating the prior year financial statements.

Response:
          The initial recognition of the dividends was not an error. However, the Company believes that the accrual of the dividends should have been reversed in 2005, when such dividends were no longer payable pursuant to an agreement with the preferred stockholders. This was deemed to be an error, since facts existed in 2005 to conclude that the dividend was no longer payable. In accordance with SFAS 154, the Company reversed the accrual as of December 31, 2005 by restating the 2005 financial statements.
J. Stock Option Plans and Restructurings, page F-16
50.	Please ensure that you have provided discloses as required under paragraph A240, sections (c), (d), and (h) of SFAS 123R.

Response:
          The Company reviewed paragraph A240 sections (c), (d) and (h) of SFAS 123R and believes the appropriate disclosures have been made in the audited financial

Securities and Exchange Commission
August 22, 2007

statements in the registration statement. The options outstanding are nearly fully vested, accordingly, total compensation expense related to unvested awards was not material. The weighted-average remaining contractual term of outstanding options is disclosed, which would be materially consistent with that of options exercisable since most options outstanding are vested. Further, essentially all of these options awards were terminated upon the closing of the merger in June 2007.
          For the new option awards granted in June 2007, the interim financial statements at June 30, 2007 include the total compensation related to unvested awards and the period over which the compensation is expected to be recognized.
L. Acquisition Agreement
51.	Disclose the nature of events that would trigger the milestone payments.

Response:
          The Company has revised the registration statement to include the requested disclosure.
N. Restatement Related to Merger, page F-19
52.	Please supplementally provide us a reconciliation of 10,168,231 preferred shares issued and outstanding as of December 31, 2006 to the converted 1,912,356 shares of common stock immediately prior to the consummation of the Merger. Then, reconcile 1,912,356 shares of converted common stock and 293,770 shares of common stock outstanding as of December 31, 2006 to 3,505,725 shares held by Athersys after the merger. If the variance results from the inconsistent reflection of the merger’s equity effect, please make the revisions for a consistent presentation.

Response:
          The disclosure of the 3,505,725 shares was included in the pro forma balance sheet as of March 31, 2007, which is no longer included in the registration statement since the historical results as of June 30, 2007 are now included. The financial statements for the six months ended June 30, 2007 include the effects of the merger and offering, and the balance sheet discloses the shares that were outstanding after these transactions. The share data has been reflected in a consistent manner in the registration statement.
          However, for sake of clarity, below is a reconciliation of the 3,505,725 share amount: The various classes of preferred stock (which aggregated 10,168,231 shares at December 31, 2006) approved an amendment to the Athersys certificate of incorporation to adjust their conversion ratios, which would take effect immediately prior to the merger. This adjustment resulted in all preferred shares converting into 53,341,747 shares of common stock. These shares were then adjusted via the merger exchange ratio

Securities and Exchange Commission
August 22, 2007

of 0.0358493, resulting in the conversion of the 53,341,747 shares into 1,912,356 shares of BTHC VI, Inc. common stock (taking into consideration share rounding adjustments).
          As of the date of the merger, the shares of common stock outstanding were as follows:

1,912,356	representing the conversion of all Athersys preferred stock to BTHC VI, Inc. common stock as described above

293,770	representing Athersys common stock at December 31, 2006 adjusted for the merger exchange ratio

999,977	representing shares issued to the bridge investors upon the exercise of their warrants in connection with the merger and the offering

299,622	representing shares held by BTHC VI at the time of the merger

3,505,725	Subtotal — shares outstanding on a pro forma basis at March 31, 2007, prior to the offering, conversion of notes, issuance of shares upon the exercise of a 1995 warrant in April 2007, and issuance of shares to the former holders of the MAPC technology related to a milestone.
Item 16. Exhibits and Financial Statement Schedules, page II-4
53.	We note that some exhibits are not yet filed. Please note that we will need time to review these exhibits once they are filed, and we may have comments on them. All comments will need to be resolved prior to effectiveness.

Response:
          The Company acknowledges that the Commission will need time to review these exhibits once they are filed and that the Commission may have comments on them that will need to be resolved prior to effectiveness.
54.	We note from the footnote that you have submitted a confidential treatment request with respect to certain exhibits. Any comments we have on the confidential treatment request will be sent under separate cover, and all comments will need to be resolved prior to effectiveness.

Response:
          The Company acknowledges that any comments that the Commission has on the confidential treatment request will be sent under separate cover and will need to be resolved prior to effectiveness.
*     *     *
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-431-9900
Sincerely,

BTHC VI, INC.

/s/ Gil Van Bokkelen

Gil Van Bokkelen